Mail Stop 3561

August 10, 2007

<u>Via U.S. Mail & Facsimile (212) 818-8881</u>
Mr. Peter Wang
President
Equicap, Inc.
10510 Hillsboro Road
Santa Ana, CA 92705

>   **Re: Equicap, Inc.**
>   **Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed August 8, 2007**
>   **File No. 333-142204**

Dear Mr. Wang:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Unaudited Pro Forma Condensed Financial Statements, page F-39</u>

1.   Reference is made to your pro forma adjustments where we note that 100% of the excess purchase price over the historical cost basis of the assets and liabilities of Zhejiang Shengte Transmission Co., Ltd ("Zhejiang Shengte") has been preliminarily allocated solely to goodwill. In this regard, the approximate $2.95 million of goodwill will be a significant amount of your total assets. In view of the materiality of this asset, it is unclear whether management has considered whether a portion of the excess purchase price in this acquisition should be allocated: (i) a fair value adjustment to property and equipment pursuant to paragraph 37(d) of SFAS 141; or (ii) any specific identifiable intangible assets acquired in accordance with the guidance in paragraph 39 and Appendix A in SFAS 141. Please advise and provide a footnote in the pro forma statements that clearly details the primary reasons for the acquisition and management analysis on the evaluation of their accounting treatment thereof, including the nature of any fair value adjustment to property and equipment or any specific identifiable

intangible assets acquired in this manner. With respect to adjustments to property and equipment or any identifiable intangible assets acquired, please disclose its estimated useful lives with an adjustment for the estimated depreciation and amortization expense in the interim and annual pro forma statements of operations. The notes should also include a description of all factors that contributed to the recognition of any significant amount of goodwill recognized similar to the guidance as provided in paragraph 51(b) of SFAS 141. Please advise and revise accordingly.

2. As Zhejiang Shengte was acquired by Equicap's 75% owned subsidiary, Zhongchai, it appears that Equicap consolidated financial statements will reflect this acquired company at the 75% level through it percentage ownership in Zhongchai. Therefore, it appears that a minority interest will exist upon consolidation of Zhejiang Shengte into Equicap's consolidated financial statements. If so, please provide a pro forma adjustment that provides for the minority interest in consolidating this acquired business. In the notes, please clearly explain the adjustment and any computations, thereto.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 818-8881
        Andrew Hudders, Esq.
        Graubard Miller